ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

February 8, 2022

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income Fund, Inc. Correspondence to Offering Statement on Form 1-A Filed December 17, 2021 File No. 024-11699

Dear Sir or Madam:

We have electronically filed herewith on behalf of USA Opportunity Income One, Inc. (f/k/a USA Opportunity Income Fund, Inc., the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dania Echemendia dated January 13, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Correspondence filed December 17, 2021

General

1.	Comment: We note your response that you intend to rely on section 3(c)(5)(C) of the Investment Company Act. If you will rely on this section, please remove “Fund” from your name.

Response: In response to the Staff’s comment, the Company has removed “Fund” from its name and has changed its name to USA Opportunity Income One, Inc., pursuant to a Certificate of Amendment to the Company’s Articles of Incorporation (the “Certificate”) filed with the Puerto Rico Secretary of State and effective on January 26, 2022. A copy of the Certificate is filed as Exhibit 2.2 to Amendment No.1 and the Company has revised the disclosure in Amendment No. 1 accordingly to reflect its name change.

2.	Comment: Please provide a thorough analysis explaining why mezzanine loans and bridge senior secured money loans are “qualifying interests” for purposes of section 3(c)(5)(C).

Response:

Background

The Investment Company Act of 1940 (“the 1940 Act”) imposes an extensive and comprehensive system of regulation for investment companies designed to eliminate certain abuses that existed in the securities industry prior to the 1940 Act’s adoption. Recognizing that the definition of an investment company under the 1940 Act is inherently broad and unintentionally includes certain entities that are not primarily engaged in the business of investing in securities, Congress excluded certain types of entities from the 1940 Act’s definition of an investment company. Section 3(c) of the 1940 Act enumerates a number of different kinds of businesses and entities which are excluded from the definition of an investment company. Although these entities may hold securities, Congress considered their investment activities generally either peripheral or closely related to their primarily non-investment company businesses or activities to permit an exemption.

In particular, Section 3(c)(5)(C) was enacted by Congress as part of the original text of the 1940 Act and intended to specifically exclude “companies dealing in mortgages” from the definition of an investment company. The purpose of the exemption was to exclude mortgage-related entities notwithstanding that they may have portfolios of securities in the form of notes, commercial paper, mortgage loans or other interests in real estate in order to encourage private investment in the mortgage markets. Congress specifically excluded such mortgage-related entities in Section 3(c)(5)(C) because they “do not come within the generally understood concept of a conventional investment company investing in stocks and bonds of corporate issuers” which was the regulating directive of the 1940 Act.[1]

The statutory language and congressional intent of the Section 3(c)(5)(C) exemption is unambiguous in its distinct treatment of entities engaged in the mortgage loan business. The legislative history does not limit but rather suggests (and the statute indicates) that Congress intended to broadly exempt any entity primarily engaged in “dealing in mortgages.”[2] The congressional intent of the exemption was to broadly support and encourage private investment in the mortgage loan markets. As a result, Section 3(c)(5)(C) was broadly and explicitly drafted to exclude from the definition of investment company all mortgage-related businesses, including those that originate, purchase or otherwise acquire mortgage loans without expressed distinction.

1 H.R. Rep. No. 1382, 91st Cong., 2d Sess. 17 (1970); S. Rep. No. 184, 91st Cong., 1st Sess. 37 (1969).

2 H.R. Rep. No. 2639, 76th Cong., 3d Sess. 12 (1940); S. Rep. No. 1775, 76th Cong., 3d Sess. 13 (1940).

While the financing options available to mortgage-related entities have evolved since the adoption of the 1940 Act due to changing market dynamics and new transaction structures, the legislative history of the Section 3(c)(5)(C) exemption does not indicate a congressional intent to distinguish between different types of available financing options (existing or not yet created) or limit the ability or flexibility of a mortgage-related entity that seeks to participate in a particular type of financing from relying upon the exemption. Rather, the limited congressional history of Section 3(c)(5)(C) that exists indicates an intent to allow all mortgage-related entities to finance without regulation from the 1940 Act.

Based on the legislative history and the congressional intent of the statutory language inferred from such history, we believe that a mortgage-related entity may rely upon the Section 3(c)(5)(C) exemption to avoid registration under the 1940 Act provided that the financing obtained by the entity furthers its business of originating, purchasing or otherwise acquiring additional mortgage loans.

Bridge senior secured money loans and mezzanine loans are “qualifying interests” for the purposes of section 3(c)(5)(C)

Section 3(c)(5)(C) of the 1940 Act generally excludes from the definition of investment company any entity that is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Company is engaged primarily in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate . It invests in, among other things, bridge senior secured money loans and mezzanine loans which we believe are “qualifying interests” for purposes of the 1940 Act as set forth below.

Under its bridge money loan program, the Company will make available bridge loans to borrowers who are typically seeking short-term capital to utilize for the acquisition of real property. These bridge loans will be secured by the borrowers’ grants of first mortgages on the underlying collateral real property in favor of the Company, with terms ranging from 12 months to 36 months. Such mortgage-secured bridge loans evidence classic examples of interests of an organization engaged in a mortgage-related business, including one that originates, purchases or otherwise acquires mortgage loans within the construct of the 1940 Act. Consistent with the original text of the 1940 Act, therefore, it would follow that this aspect of the Company’s business would appropriately classify the Company as being excluded from the ambit of the 1940 Act under Section 3(c)(5)(C) as one “dealing in mortgages.”[3]

The Company’s mezzanine loans are also secured loans to special purpose, top-level bankruptcy remote entities, typically to be organized as limited liability companies (each, a “mezzanine borrower”), whose sole purpose will be to hold 100% of the ownership interests in another special purpose entity that will be required to be organized by mezzanine borrower candidates to own the collateral real estate (each, a “property-owning entity”), which property owning entities would be subject to the first mortgages of their third party mortgage lenders encumbering the relevant collateral real property. Under the terms of their respective organizational and loan documents, the property-owning entity and the mezzanine borrower would be restricted from engaging in any other business. The ownership interests of the mezzanine borrower in the property-owning entity, therefore, would have no value apart from the underlying real property that would be held by the property-owning entity essentially as its only asset.[4] The value of the underlying mortgage-encumbered real property in excess of the mortgage loan amount would serve as the ultimate security of the mezzanine loan. The mezzanine borrower will pledge its entire ownership interst in the property-owning entity to the Company.

3 Id.

4 The property-owning entity may also hold incidental assets related to ownership of the commercial property, such as cash generated from rental payments from tenants and held temporarily for short periods of time pending distribution or disbursement to meet operating expenses

Through various no-action letters, the Commission staff has provided guidance on the circumstances under which it would regard a company as being engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C) of the 1940 Act. The staff has granted no-action assurance to permit an issuer to rely on Section 3(c)(5)(C) where (a) at least 55% of the value of the issuer’s total assets consisted of real estate interests (“qualifying interests”), (b) at least an additional 25% of the value of the issuer’s total assets consisted of real estate-type interests (“real estate-related assets”), reduced by any amount the issuer held in excess of the 55% minimum limit for qualifying interests, and (c) no more than 20% of the value of the issuer’s total assets consisted of assets other than qualifying interests and real estate-related assets.] In this case, we believe that both the Company’s bridge loans and its mezzanine loans properly would be classified as real estate interests, and, hence, qualifying interests, and anticipate that same will constitute 80% or more of the Company’s entire portfolio of assets as described below.

The staff has indicated that qualifying interests include fee interests in real estate,[6] whole mortgage loans,[7] and agency whole pool certificates (which represent the entire beneficial interest in the underlying pool of mortgage loans).[8] The Commission staff has also granted no-action assurance to permit an issuer that has a substantial holding of second mortgage loans to rely on Section 3(c)(5)(C) even though the holder of such a loan is generally required to obtain the consent of the mortgage holder before pursuing foreclosure on the underlying real property.[9]

We believe, on the basis of the foregoing guidance, that the bridge loans are amenable to classification within the parameters of established precedent as constituiting qualifying interests, resulting in the Company’s investments therein being classified as “mortgages and other liens on and interests in real estate” thereby qualifying the Company for exclusion from the requirement of registration under Section 3(c)(5)(C) of the 1940 Act respective to such segment of the Company’s business. The bridge loans will be secured by mortgages, whereby the Company would hold first priority security interests in the underlying real property collateral, in either case consistent with Congressional intent that the Company’s involvement therein as being excluded from the reach of the 1940 Act under Section 3(c)(5)(C).

Furthermore, we believe based upon the same foregoing guidance that the mezzanine loans should also be treated as qualifying interests for purposes of Section 3(c)(5)(C) of the 1940 Act because, except for the lack of a mortgage lien against the property, a mezzanine loan[10] is the functional equivalent of a second mortgage and provides the lender with the same economic experience as a second mortgage lender as detailed below.

5 See, e.g., Citytrust (pub. avail. Dec. 19,1990); Prudential-Bache Securities, Inc. (pub. avail. Aug. 19, 1985); Salomon Brothers, Inc. (pub. avail. June 17, 1985).

6 See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).(“[I]n determining the applicability of the exception contained in Section 3(c)([5])(C), the character of the [issuer's] assets must be considered. “In this respect, no question would be raised where[an issuer] invested exclusively in fee interests in real estate or mortgages or liens secured by real estate.”)

7 Id. See also Merrill, Lynch, Pierce, Fenner & Smith (pub. avail. Nov. 4, 1981).

8 See, e.g., American Home Finance Corp. (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same economic or investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. (pub. avail. Dec. 4, 1985).

9 See The State Street Mortgage Co. (pub. avail. Jul. 17, 1986).

10 The mezzanine loans described in this letter and in the Company’s offering statement are considered "mezzanine" because they occupy a place in the relative priority of creditor and ownership interests in the underlying real property that is junior to the senior position of the mortgage holder but senior to the equity position of the owner of the underlying real property.

I. A mezzanine loan is the functional equivalent of a second mortgage loan.

A mezzanine loan functions in a manner that is equivalent to the function of a second mortgage loan. Except for the mortgage lien against the property, all of the principal terms and features of the second mortgage loan are present in the mezzanine loan arrangement. Both loans are made specifically and exclusively for the financing of real estate, and occupy a structural position in the borrower’s debt hierarchy that is junior to the first mortgage loan but senior to the borrower’s equity in the property. Both are priced generally with higher interest rates that give effect to their subordinate position with respect to the priority accorded the mortgage loan lender.[11] In both cases, a filing is made with a public official with respect to the borrower’s assets pledged as collateral for the loan, either a Uniform Commercial Code filing to record a first priority security interest in the collateral in the case of the mezzanine loan, or a recording made with the registrar of deeds or other similar county official, in the case of the second mortgage loan.

Further, in connection with its mezzanine loans, the Company will reserve ongoing control rights over the underlying property, such as rights relating to the approval of major leases, budgets, improvements, capital expenditures, and the application of insurance proceeds or condemnation awards, as well as the right to replace the property manager in case of a default on the loans, as is typically the case with a second mortgage loan. Additionally, like a second mortgage lender, the Company will retain the rights under the terms of an intercreditor agreement to readily cure a default or to purchase a mortgage loan in case of a default on the mortgage loan.

II. The mezzanine loans provide, economically, the same rights to repayment as a second mortgage loan.

The economic experience of the Company, as mezzanine lender, is no different than the economic experience of a second mortgagee.

First, the form of ownership of the underlying commercial real property in the mezzanine loan arrangement has no practical significance given that the mezzanine borrowers’ ownership interests in the property-owning entity pledged as collateral to secure the mezzanine loan have no economic value apart from the underlying real property held as the only principal asset of the property-owning entities. Consequently, the mezzanine lender would have to look to the underlying real property as the true measure of the value of its collateral. The aggregate principal balance of a mortgage loan and mezzanine loan at origination will be less than the value of the underlying property, so that the mezzanine loan will be fully secured by the underlying real property.

Second, since the Company, as mezzanine lender, can readily realize on its collateral and succeed to ownership of the property-owning entity in case of default on the mezzanine loan, the Company does not view the absence of the mortgage lien as a material distinction between a mezzanine loan and a second mortgage loan. The Company considers the underlying collateral to be economically the same under both loan forms since the property-owning entity in a mezzanine loan arrangement is not permitted to engage in any business except the ownership of the real property. In fact, the Company’s ability to more quickly foreclose on the collateral ownership interests under a mezzanine loan can provide it with a distinct advantage compared to a mortgage lender which is subject to more strict procedures when foreclosing on a second mortgage.[12]

11 Indeed, a second mortgage loan and a mezzanine loan involve substantially the same underwriting considerations which are examined through similar underwriting procedures. Before granting or acquiring a mezzanine loan, the Company, like a second mortgagee, undertakes a hands-on analysis of the underlying commercial property, including an analysis of local commercial real estate market conditions, the creditworthiness of tenants and the financial performance of the property. The Company, similar to a second mortgagee, also conducts on-site inspections of the property, revenue leases and property agreements

12 A mezzanine lender could foreclose more quickly on ownership interests in a mezzanine borrower because this form of security is governed by the Uniform Commercial Code and is not subject to state laws controlling the process of foreclosing on real estate, which (because of the equitable right of redemption granted to borrowers under most state laws) can cause the foreclosure process to be drawn out over an extended period of time.

The view that the Company’s economic experience under both a mezzanine loan and a second mortgage should be considered the same is supported by the conclusion that for purposes of the 1940 Act, the ownership interests of the mezzanine borrower in the property-owning entity are unlikely to be considered “securities.”[13] In such case, the Company may properly consider the collateral it receives as mezzanine lender in connection with providing a mezzanine loan not as “securities” having a value independent of the underlying property held by the property-owning entity, but as the underlying property itself.[14] As noted, if there is a default on the mezzanine loan, followed by a subsequent foreclosure on the collateral, the Company readily becomes the sole owner of the property-owning entity.

As noted, the Commission staff has previously used the “same economic experience” rationale when granting no-action relief to permit particular real estate investments to be treated as qualifying interests. The staff has used this rationale in granting relief to permit agency “whole pool certificates” to be treated as qualifying interests.[15] Similarly, in Premier Mortgage Corp.[16], the staff granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as qualifying interests on the basis that the issuer would have essentially the “same investment experience” were it investing directly in the mortgage loans. Although there are differences in the mezzanine loan arrangement when compared with the circumstances under which the staff has granted relief in the whole pool context, the fundamental thrust of the underlying rationale is the same in both cases i.e., a mezzanine lender on the one hand, or the holder of all of the certificates issued with respect to a pool of mortgage loans on the other, would have essentially the same economic experience as if the mezzanine lender instead held a second mortgage loan or as if the certificate owner owned the underlying mortgages directly. It should be appropriate, therefore, to accord similar treatment in both cases, so that a mezzanine loan, like a second mortgage loan, may be classified as a qualifying interest for Section 3(c)(5)(C) purposes.

 13 The mezzanine borrower's ownership interests in the property-owning entity should not be considered "securities" under the applicable Howey investment contract test because in the typical mezzanine loan arrangement, as discussed above, the mezzanine borrower owns all of the outstanding limited liability company interests in the property-owning entity and exercises such a degree of control over the operations and management of the entity that the "reliance solely on the efforts of others for profits'" element of the Howey test would not be met. See generally Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003) (applying the Howey investment contract test in analyzing membership interests in a limited liability company); Great Lakes Chemical Corporation v. Monsanto Company, 96 F. Supp.2d 376 (D. Del. 2000) (also applying the Howey investment contract test to analyze membership interests in a limited liability company).

14 Cf. NAB Asset Corporation (pub. avail. June 20, 1991) (no-action assurance to permit a company to treat its general partnership interests in a partnership holding real estate and loans as the functional equivalent of direct ownership of the real estate and loans for Section 3(c)(5)(C) purposes and not be considered "securities" for securities law purposes).

15 See, e.g., United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989).

16 Premier Mortgage Corporation, SEC Staff No-Action Letter (Mar. 14, 1983); Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Dec. 4, 1977); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986).

Accordingly, as set forth above, according our analysis, we believe that mezzanine loans and bridge senior secured money loans are “qualifying interests” for purposes of section 3(c)(5)(C) of the 1940 Act.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Erin Purnell/U.S. Securities and Exchange Commission
Susan Block/U.S. Securities and Exchange Commission
Dania Echemendia/ USA Opportunity Income One, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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